VYCOR MEDICAL, INC.

3651 FAU Boulevard

Suite 300

Boca Raton, FL 33431

August 23, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kevin L. Vaughn, Accounting Branch Chief

Re:	Vycor Medical, Inc. (the “Company”)
Item 4.02 Form 8-K
Filed August 15, 2011
File No. 1-34932

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated August 17, 2011 addressed to Mr. David Cantor, the Company’s President, with respect to Item 4.02 of the Company’s filing of its Form 8-K which was filed on August 15, 2011.

The Company has previously replied through its counsel to the comments detailed in the Staff’s letter dated August 17, 2011. By this letter, the Company augments said response by confirming the following:

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VYCOR MEDICAL, INC.

/S/ David Cantor

By:___________________________

David Cantor

President

cc:	Robert Diener
Adrian Liddell
Kenneth T. Coviello